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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                   TENERA, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                          Title of Class of Securities

                                 88033K 10 1
                ----------------------------------------------
                                 (CUSIP Number)

                              Jeffrey R. Hazarian
                              2001  Center Street
                    Berkeley, CA  94704-1204 (510) 845-5200
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 30, 1995
                  -------------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





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- ----------------------                                 -------------------------
CUSIP No. 88033K 10 1                 13D              Page   2   of  6    Pages
- ----------------------                                 -------------------------

- --------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Harvey E. Wagner

- --------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  /a/
                                                                             /b/

- --------------------------------------------------------------------------------
  3       SEC USE ONLY

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  4       SOURCE OF FUNDS*

            OO

- --------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                                 / /

- --------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

- --------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
        NUMBER OF                                      3,746,120
         SHARES          -------------------------------------------------------
      BENNEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                                         NONE
          EACH           -------------------------------------------------------
        REPORTING        9       SOLE DISPOSITIVE POWER
         PERSON                                         3,746,120
          WITH           -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                           NONE
- --------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      3,746,120
- --------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

- --------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    35.96%
- --------------------------------------------------------------------------------


                                  Page 2 of 6
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- --------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*


            IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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Item 1 - Security and Issuer

                 This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of TENERA, Inc. (the "Issuer").

                 The principal executive offices of the Issuer are located at 2001 Center Street, Berkeley, CA 94704-1204.

Item 2 - Identity and Background

                 (a)      Harvey E. Wagner.

                 (b)      P.O. Box 7370, Incline Village, Nevada 89450.

                 (c) Chief Executive Officer of Teknekron Corporation, P.O. Box 7370, Incline Village, Nevada 89450.

                 (d) Mr. Wagner has never been convicted in a criminal proceeding.

                 (e) Mr. Wagner has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Wagner is a citizen of the United States of America.

Item 3 - Source and Amount of Funds and Other Consideration

                 Each Unit previously held by Mr. Wagner in TENERA, L.P., the predecessor of the Issuer, (i.e., 2,662,524 Units, including 184,946 equivalent Units representing the interest in TENERA, L.P of Teknekron Technology MLP I Corporation, its General Partner, of which Mr. Wagner was sole shareholder), automatically converted to one share of Common Stock of the Issuer in connection with the conversion to corporate form of TENERA, L.P. (the "Conversion") by means of a merger of TENERA, L.P., TENERA Operating Company, L.P. and the General Partner with and into the Issuer (the "Merger") which was effective June 30, 1995 at 5:01 p.m. Pacific Time (the "Effective Time"), as more fully described in the Issuer's Registration Statement on Form S-4 (Registration No. 33-58393) declared effective by the Securities and Exchange Commission on June 2, 1995 (the "Registration Statement"). An additional 1,123,596 shares of Common Stock were issued to Mr. Wagner as of the Effective Time in consideration of the contribution of $1,000,000 made to the Issuer by the General Partner (of which Mr. Wagner was sole shareholder immediately prior to the Effective Time) in connection with the Merger.

Item 4 - Purpose of Transaction

                 The primary purpose of the transaction was to effect the Conversion. This statement relates to the acquisition by Mr. Wagner as of the Effective Time of 3,746,120 shares of Common Stock in connection with the Conversion and the Merger. The Conversion and the Merger are





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more fully described in the Issuer's Consent Solicitation Statement/Prospectus
(including the Agreement and Plan of Merger, a form of which is attached thereto as Annex A) included in the Registration Statement. The Consent Solicitation Statement/Prospectus is hereby incorporated herein by reference.

                  Mr. Wagner does not have any present intention to acquire additional securities of the Issuer or dispose of any such securities, although he may, depending on his evaluation of the Issuer's business and prospects and upon future developments (including, but not limited to, general economic and stock market conditions) determine to increase or decrease his position in the
Issuer in the future.   Mr. Wagner is not aware of any plans or proposals by
any other person to acquire additional securities of the Issuer or dispose of any such securities.

                 Except for the Merger, which was consummated as of the Effective Time, Mr. Wagner does not have any present plan or proposals which relate to or would result in (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuers business or corporate structure, (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person,
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration, and (ix) any action similar to any of those enumerated above.


Item 5 - Interest in Securities of the Issuer

                 (a)      Aggregate Number and Percentage Owned.

                 See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of Common Stock beneficially owned by Mr. Wagner.

                 (b)      Voting and Investment Power.

                  Mr. Wagner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all the shares of Common Stock beneficially owned by Mr. Wagner.

                 (c)      Description of Transactions.

                  Except as described in Items 3 and 4 hereof, Mr. Wagner has not effected transactions involving the Common Stock in the last 60 days.

                 (d)      Dividends, Proceeds, etc.


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                 To  Mr. Wagner' knowledge, no person other than the direct beneficial owner of the shares of Common Stock described above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares.

                 (e)      Not applicable.

ITEM 6 - Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7 - Material to Be Filed as Exhibits

Exhibits

Exhibit 1 Agreement and Plan of Merger dated as of June 6, 1995 among the Issuer, Teknekron Technology MLP I Corporation, TENERA, L.P. and TENERA Operating Company, L.P. (attached as Annex A to the Issuer's Consent Solicitation Statement/Prospectus included in the Registration Statement on Form S-4 (Registration No. 33-58393) declared effective by the Securities and Exchange Commission on June 2, 1995, and incorporated herein by this reference.)


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 9, 1995
- ----------------------------------------
Date

/S/Harvey E. Wagner
- ----------------------------------------
Signature

Harvey E. Wagner
- ----------------------------------------
Name





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